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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May , 2001

                                SoftCare EC Inc.
                 (Translation of registrant's name into English)

                             107-980 West 1st Street
                        North Vancouver, British Columbia
                                 Canada V7P 3N4
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [ ]     No [X]

DESCRIPTION OF FILED INFORMATION:
Press Release Dated May 23, 2001

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                      SoftCare EC Inc.
                                                        (Registrant)

                                                   By: "MARTYN ARMSTRONG"
                                                      --------------------------
                                               Martyn Armstrong, President & CEO



Date:  May, 2001
* Print the name and title of the signing officer under his signature.

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[SoftCare Logo]


                                                       Shares Issued: 16,989,728
                                                       Fully Diluted: 19,116,728
                                                                Symbol: SCE-CDNX
                                                                        NR-01-03

                    SOFTCARE'S "PORTAL" INITIATIVES CONTINUE
                    ----------------------------------------

North Vancouver, British Columbia, May 23, 2001 - SoftCare EC Inc. (CDNX: SCE), www.softcare.com is pleased to announce the company is continuing to pilot the "PrivateLabelHome" portal in collaboration with Snack Alliance (previously Snakcorp Holdings Inc.) The piloting phase is expected to continue for approximately six (6) more weeks. On completion of the pilot phase, SoftCare will begin to deploy the "PrivateLabelHome" portal throughout the private label manufacturing industry. The initial market for this solution consists of 3,200-plus members of the Private Label Manufacturing Association.

The company's next generation of the OpenEC Buy Side portal is now complete. This new release is available as an ASP service or an enterprise level license and offers the user the benefit of streamlined supply chain management. The initial target market for this solution is the Forestry and Food Brokerage Industries.

Due to recent changes in the economic landscape in North America and a change in adoption rates of e-commerce-related technologies, the management has identified the need to re-allocate resources and conserve capital. On this basis, as of May 4, 2001 management has reduced full time staff from 33 to 23.

With the completion of several major development projects that are the basis for the Private Label, Food Brokerage and Forestry Procurement portal initiatives, we believe we have a strong team capable of delivering and supporting our current and prospective customers at this time. In addition, the company has access to contract technical and support resources to address any project specific resource requirement. SoftCare's Management recognizes the need to strengthen the sales and marketing component of the company to increase market penetration, reducing time to market within the target Private Label, Food and Forestry Industries. The company plans to recruit additional sales and marketing resources and to continue to develop our strategic partnering initiatives over the months to come.

SoftCare develops business relationship management software allowing companies to conduct business-to-business e-commerce and the creation of B2B industry portals. Our e-business management software is open and scaleable allowing for the integration with existing and future technologies, lowering operating costs and streamlining the supply chain while delivering benefits to all business e-trading relationships.


On behalf of the Board of Directors,


------------------------------------
Martyn A. Armstrong
President and CEO


  SoftCare EC Inc. Suite 107 - 980 West 1st Street, North Vancouver, BC V7P 3N4
        Tel: (604) 983-8083 Fax: (604) 983-8056 Toll Free: 1-888-763-8227

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FOR MORE INFORMATION CONTACT:

Corporate Communications
Clive Massey
SoftCare EC Inc
888 763 8227 toll free
604 983 8083 tel
604 983 8056 fax
CMASSEY@SOFTCARE.COM


  SoftCare EC Inc. Suite 107 - 980 West 1st Street, North Vancouver, BC V7P 3N4
        Tel: (604) 983-8083 Fax: (604) 983-8056 Toll Free: 1-888-763-8227


Information in this release may involve expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this release are based upon information available to SoftCare EC Inc. as of the date of the release, and Softcare assume no obligation to update any such forward-looking statement. The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences. Some of the factors and risks associated with SoftCare EC Inc.'s business are discussed in its registration statement on Form 20F effective with the Securities and Exchange Commission on Dec. 22, 2000, and in the other reports filed by it from time to time with the SEC and on SEDAR.